SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2005

Commission File Number 001-14481

TELE LESTE CELULAR PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Tele Leste Cellular Participações Holding Company
(Translation of Registrant's name into English)

Av. Roque Petroni Jr., no.1464
04707-000 - São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

VIVO, SOUTH HEMISPHERE'S LARGEST WIRELESS COMMUNICATION GROUP ANNOUNCES THIRD QUARTER 2005 CONSOLIDATED RESULTS OF TELE LESTE CELULAR PARTICIPAÇÕES S.A.

Salvador , Brazil – October 27, 2005 – Tele Leste Celular Participações S.A. – "Tele Leste" or "TLE" (Bovespa: TLCP3 (ON = Common Shares); TLCP4 (PN = Preferred Shares); NYSE: TBE), announces today its consolidated results for the third quarter of 2005 (3Q05). Tele Leste is the holding company that controls 100% of Telebahia Celular S.A. and of Telergipe Celular S.A., leading wireless telecommunication service providers in the states of Bahia and Sergipe, respectively. It provides services in an area that covers 7% of the Brazilian territory and 9% of its total population.

HIGHLIGHTS
R$ million	3 Q 05	2 Q 05%		3 Q 04%
Net Operating Revenue	141.2	149.5	-5.6%	121.2	16.5%
Net service revenues	120.4	117.4	2.6%	108.1	11.4%
Net handset revenues	20.8	32.1	-35.2%	13.1	58.8%
Total Operating Costs	(112.7)	(133.4)	-15.5%	(92.9)	21.3%
EBITDA	28.5	16.1	77.0%	28.3	0.7%
EBITDA Margin (%)	20.2%	10.8%	9.4 p.p.	23.3%	-3.1 p.p.
Depreciation and Amortization	(28.3)	(27.8)	1.8%	(26.2)	8.0%
EBIT	0.2	(11.7)	n.d.	2.1	-90.5%
Net Income	(20.4)	(28.3)	-27.9%	(5.7)	257.9%
Loss per share (R$ per share)	(2.12)	(2.94)	-28.2%	(0.59)	256.7%
Loss per ADR (R$)	(2.12)	(2.94)	-28.2%	(0.59)	256.7%
Number of shares (million)	9.6	9.6	0.3%	9.6	0.3%

Capex	16.1	26.1	-38.3%	48.2	-66.6%
Capex over net revenues	11.4%	17.5%	-6.1 p.p.	39.8%	-28.4 p.p.
Operating Cash Flow	12.4	(10.0)	n.a.	(19.9)	n.a.

Customers (thousand)	1,437	1,422	1.1%	1,264	13.7%
Net Additions (thousand)	15	83	-81.9%	24	-37.5%

Tele Leste Celular, along with Telesp Celular Participações S.A. (controlling shareholder of Tele Centro Oeste Participações S.A.), Celular CRT Participações S.A., and Tele Sudeste Celular Participações S.A., make up the assets of the Joint Venture undertaken by Portugal Telecom and Telefónica Móviles, operating under the VIVO brand, Top of Mind within its coverage area. In September 2005, the VIVO Group exceeded 28.8 million customers, consolidating its market leadership.

HIGHLIGHTS 3Q05

•  Strong competition during the 3Q05, with the campaign for the Father´s Day.

•  TLE´s customer base recorded 1,437 thousand customers, having grown 13.7% in 3Q05 over 3Q04, within an aggressive commercial environment.

•  Churn at 2.9% in 3Q05, a 0.3 p.p. reduction in relation to 3Q04, showing the results of quality services, client satisfaction and customer retention campaigns.

•  Post-paid ARPU increased by 1.3% in relation to 3Q04, despite the competition exercised by four operators.

•  Post-paid MOU increased by 17.5% and 1.7% in relation to 3Q04 and 2Q05, respectively.

•  Net services revenue of R$ 356.9 recorded an increase by 14.9% comparing the accumulated totals for 2005 and 2004. In relation to 3Q04, it rose by 11.4%, following the increase in the customer base in the same period.

•  Sustained growth of data revenues , that increased by 179.6% over last year, accounting for 6.2% of the net services revenue in 3Q05 .

•  Launching of Corporate VIVO Play 3G , service based on a 3 rd Generation technology that offers cellular access to multimedia contents, consolidating the absolute Leadership in innovative and diversity of services launched on the market. Successful in the differentiation strategy as regards its competitors as a result of the provision of innovating services.

•  EBITDA of R$ 28.5 million, with margin of 20.2% in relation to 3Q05. The total accumulated for the year recorded R$ 80.4 million, representing an accumulated margin of 19.2%.

•  Positive Operating Cash Flow in the 3Q05, reaching 12.4 million.

VIVO

Vivo achieved the goal imposed by Anatel. Vivo is monthly evaluated by Anatel for some indexes and in August 90.7% of them were achieved. One of them is SMP 5, which refers to the operators' rate of completion of calls. The goal required by Anatel is that such rate must exceed 67% in three pre-established periods of two hours each – morning, afternoon and evening, on a Thursday selected in the month by Anatel. Achieving this goal in the 3 periods has been a hard task for any Mobile Personal System (SMP) operator. On August 04, the 14 Vivo operators reached such goal. These indexes published by ANATEL will improve even more our positions in the quality ranking among all cellular phone service providers.

Quality Policy

Throughout September and October, about 170 processes of all VIVO companies were audited by internal quality auditors. The purpose thereof is to assist the different businesses in the independent auditing procedures, so that VIVO may be able to keep its ISO-9001:2000 Certification and SMP (based on the method of data collection, calculation and consolidation for publication of Anatel's SPM indexes).

Distribution Channels

On September 30, 2005, Tele Leste had 28 own sales points, in addition to an efficient network of accredited dealers, whether exclusive or not, totaling about 405 sales points, which are able to market services and cellular phones, thus making the Company also a leader in number of distribution channels .

Basis for Presentation of Results

The partial Bill & Keep (B&K) system was implemented in July 2003, under which payment for use of local network among SMP operators is not made unless traffic rate among them exceeds 55%, which causes an impact on interconnection revenue and cost.

The 2005 and 2004 accumulated numbers correspond to the values registered in the nine months period ending no September 30 of each year.

Some information disclosed for 3Q04, 2Q05 and accumulated 2004 were re-classified, as applicable, for comparison purposes. Figures disclosed are subject to differences, due to rounding-up procedures.

CONSOLIDATED OPERATING PERFORMANCE - TLE

	3 Q 05	2 Q 05%		3 Q 04%
Total number of customers (thousand)	1,437	1,422	1.1%	1,264	13.7%
Contract	319	315	1.3%	283	12.7%
Prepaid	1,118	1,107	1.0%	981	14.0%
Market Share (*)	34.4%	37.2%	-2.8 p.p.	45.6%	-11.2 p.p.
Net additions (thousand)	15	83	-81.9%	24	-37.5%
Contract	4	12	-66.7%	3	33.3%
Prepaid	11	71	-84.5%	21	-47.6%
Market Share of net additions (*)	4.1%	16.5%	-12.4 p.p.	9.9%	-5.8 p.p.
Market penetration (*)	26.7%	24.2%	2.5 p.p.	17.9%	8.8 p.p.

SAC (R$)	109	153	-28.8%	117	-6.8%

Monthly Churn	2.9%	2.7%	0.2 p.p.	3.2%	-0.3 p.p.
ARPU (in R$/month)	28.1	28.2	-0.4%	28.8	-2.4%
Contract	75.7	77.3	-2.1%	74.7	1.3%
Prepaid	13.5	13.2	2.3%	14.2	-4.9%
Total MOU (minutes)	88	90	-2.2%	88	0.0%
Contract	235	231	1.7%	200	17.5%
Prepaid	44	47	-6.4%	52	-15.4%

Employees	357	359	-0.6%	377	-5.3%

(*) source: Anatel

Operating Highlights

•  The customer base increased by 1.1% over the previous quarter, as a result of an intense marketing activity during Father's Day campaign and 13.7% in relation to 3Q04. It is also important to emphasize the conservative company's reckoning procedures of the customer base.

•  Postpaid customer base grew 12.7% over 3Q04, keeping the operator's leadership, despite the strong competition.

•  SAC decreased by 28.8% and 6.8% in relation to 2Q05 and 3Q04, respectively, due to the intensified competitive activity in the period and the total subsidy caused by an increase in "entry barriers" during the period in the prepaid segment , at the same time continuing with customer retention efforts, specially the medium end high end customers.

•  Churn recorded a 0.3 p.p. reduction in relation to 3Q04, recording 2.9%, reflecting quality services, clients satisfaction and the efforts dedicated to customer loyalty within a strong competition environment.

•  The blended ARPU of R$ 28.1 remained almost stable in relation to 2Q05, despite having been impacted by the increase in total customer base, the partial Bill & Keep effect and the effects of the right planning programs (customer profile adequacy plans), such as Vivo Ideal and customer loyalty campaigns, especially in the postpaid customer base. In relation to 3Q04, there was a 2.4% reduction due to decrease in inbound ARPU.

•  Increase of post-paid MOU by 17.5% in relation to 3Q04, representing a 35-minute increase, due to the increase in the outgoing post-paid MOU and to the campaigns for stimulating use of the intra-network. Total MOU remained almost stable over the same period of last year. It must be reminded that the prepaid MOU is impacted by the reduction in the inbound fixed-mobile traffic.

NET OPERATING REVENUES - TLE
	According to Corporate Law
						Accum.
R$ million	3 Q 05	2 Q 05%		3 Q 04%		2005	2004	%
Subscription and Usage	68.7	61.1	12.4%	55.1	24.7%	191.5	153.2	25.0%
Network usage	48.1	50.8	-5.3%	47.7	0.8%	150.6	142.8	5.5%
Other services	3.6	5.5	-34.5%	5.3	-32.1%	14.8	14.6	1.4%
Net service revenues	120.4	117.4	2.6%	108.1	11.4%	356.9	310.6	14.9%

Net handset revenues	20.8	32.1	-35.2%	13.1	58.8%	61.8	41.0	50.7%
Net Revenues	141.2	149.5	-5.6%	121.2	16.5%	418.7	351.6	19.1%

Net Services Revenue

The net services revenue grew 11.4% in relation to 3Q04, recording R$ 120.4 million in the quarter and R$ 356.9 million in the year-to-date figures, 14.9% above the same period of 2004. Such result is a consequence of the increased use of data services, increase in the customer base and partially offset by the profile adequacy effects, such as Vivo Ideal and customer loyalty campaigns.

It must be highlighted that "subscription and usage revenue" recorded a 24.7% increase over 3Q04, due to the increase in the total outgoing traffic, especially in the postpaid segment. In the service revenues, that increase was partially offset by a reduction in the inbound traffic revenue, as a result of the transition from fixed-mobile traffic to mobile-mobile traffic, with consequent drop in interconnection revenue and the partial Bill & Keep effect.

Data revenues grew 179.6% in the year-to-year comparison, representing 6.2% of the net service revenues in 3Q05 (2.5% in 3Q04). This increase has continued to occur due to a more widespread access and use of such services, in addition to the several services launched on the market and the increase in the customer base. The SMS accounted for 58.8% of data revenues in 3Q05. Average number of SMS messages sent per month in the quarter was more than 5.1 million, 37.8% more than in the same period of last year.

OPERATING COSTS - TLE
	According to Corporate Law
						Accum.
R$ million	3 Q 05	2 Q 05%		3 Q 04%		2005	2004	%

Personnel	(8.5)	(8.2)	3.7%	(8.6)	-1.2%	(25.6)	(23.7)	8.0%

Cost of services rendered	(26.5)	(24.8)	6.9%	(21.2)	25.0%	(73.7)	(63.4)	16.2%
Leased lines	(7.9)	(5.3)	49.1%	(4.8)	64.6%	(18.9)	(14.7)	28.6%
Interconnection	(3.4)	(4.5)	-24.4%	(4.0)	-15.0%	(11.5)	(12.5)	-8.0%
Rent/Insurance/Condominium fees	(4.0)	(3.8)	5.3%	(2.8)	42.9%	(10.4)	(8.9)	16.9%
Fistel and other taxes and contributions	(6.1)	(6.0)	1.7%	(5.4)	13.0%	(17.8)	(15.3)	16.3%
Third-party services	(4.9)	(5.1)	-3.9%	(4.2)	16.7%	(14.7)	(11.9)	23.5%
Others	(0.2)	(0.1)	1.00	0.0	n.a.	(0.4)	(0.1)	300.0%
Cost of goods sold	(29.8)	(52.9)	-43.7%	(25.7)	16.0%	(102.5)	(81.9)	25.2%

Selling expenses	(33.6)	(40.5)	-17.0%	(27.0)	24.4%	(106.9)	(75.6)	41.4%

Provision for bad debt	(5.2)	(6.1)	-14.8%	(3.1)	67.7%	(14.7)	(9.0)	63.3%
Third-party services	(24.3)	(32.6)	-25.5%	(21.9)	11.0%	(83.0)	(58.7)	41.4%
Others	(4.1)	(1.8)	127.8%	(2.0)	105.0%	(9.2)	(7.9)	16.5%
General & administrative expenses	(11.1)	(7.5)	48.0%	(7.9)	40.5%	(25.2)	(22.7)	11.0%
Other operating revenues (expenses)	(3.2)	0.5	n.a.	(2.5)	28.0%	(4.4)	(4.2)	4.8%

Total costs before depreciation / amortization	(112.7)	(133.4)	-15.5%	(92.9)	21.3%	(338.3)	(271.5)	24.6%

Depreciation and amortization	(28.3)	(27.8)	1.8%	(26.2)	8.0%	(84.4)	(82.7)	2.1%
Total operating costs	(141.0)	(161.2)	-12.5%	(119.1)	18.4%	(422.7)	(354.2)	19.3%

Personnel Cost

In the comparison of accumulated totals for 2005 and 2004, personnel cost increased due to the collective bargaining agreement, the investments in training and the incentive campaigns for the selling team. The increase in personnel cost over 2Q05 is due to increase in legal additional allowances .

Cost of Services Rendered

The 6.9% increase in the cost of services rendered in 3Q05, in relation to 2Q05, is due to the increased number of links and negotiations of connection means in addition to increase in the customer base. Increased expenditures with rentals, insurance and condominium fees incurred during the promotion campaigns of the period. It is worthwhile mentioning that the 2Q05 is negatively affected by an extraordinary effect that impacts the entry "others" in Selling Expenses. In relation to 3Q04, the 25.0% increase was caused, among other factors, by an increase in expenses with network maintenance and electric power.

Cost of Goods Sold	Cost of goods sold decreased by 43.7% in relation to 2Q05, due to the decreased number of customer additions in the comparison between the periods.

Selling Expenses

In 3Q05, selling expenses recorded a 17.0% decrease in relation to the previous quarter, caused by an intense sales activity and consequent reduction in expenses with third-party services, especially publicity and commissions.

In the period, the provision for bad debtors was R$ 5.2 million, representing 2.5% of the gross revenue, an increase over 3Q04, due to the growth in the customer base. In relation to 2Q05 (2.7% of the gross revenue), the reduction reflects the significant improvement in collection actions.

General & Administrative Expenses	In 3Q05, the increase of 48.0% and 40.5% in relation to 2Q05 and 3Q04, respectively, was due to the increment in data processing and public services expenses.

EBITDA

In the first nine months of the year, the EBITDA (earnings before interest, taxes, depreciation and amortization) was R$ 80.4 million, with a 19.2% margin.

Considering the competition recorded in 3Q05, the EBITDA recorded R$ 28.5 million, with a 20.2% margin , 9.4 percentile points over the previous quarter.

Depreciation and Amortization	In 3Q05, the 1.8% increase in relation to 2Q05 and 8.0% in relation to 3Q04 in depreciation and amortization expenses resulted from incoming operational assets due to the conclusion of the works.

FINANCIAL REVENUES (EXPENSES) - TLE
	According to Corporate Law
						Accum.
R$ million	3 Q 05	2 Q 05%		3 Q 04%		2005	2004	%
Financial Revenues	17.9	39.1	-54.2%	23.3	-23.2%	60.4	27.7	118.1%
Exchange rate variation / Monetary variation	16.5	37.4	-55.9%	22.5	-26.7%	54.7	25.7	112.8%
Other financial revenues	1.4	1.7	-17.6%	0.9	55.6%	5.8	4.1	41.5%
(-) Pis/Cofins taxes on financial revenues	0.0	0.0	n.a.	(0.1)	n.a.	(0.1)	(2.1)	-95.2%
Financial Expenses	(36.3)	(54.4)	-33.3%	(29.4)	23.5%	(105.1)	(42.2)	149.1%
Exchange rate variation / Monetary variation	(0.2)	1.4	n.a.	0.2	n.a.	(0.7)	(18.8)	-96.3%
Other financial expenses	(6.9)	(3.8)	81.6%	(4.1)	68.3%	(14.9)	(11.2)	33.0%
Gains (Losses) with derivatives transactions	(29.2)	(52.0)	-43.8%	(25.5)	14.5%	(89.5)	(12.2)	633.6%
Net Financial Income	(18.4)	(15.3)	20.3%	(6.1)	201.6%	(44.7)	(14.5)	208.3%

Financial Revenues (Expenses)

N et financial expenses in 3Q05 were R$ 3.1 million above those recorded in the previous quarter due to the increase in the interest rates in the period (4.56% in 2Q05 and 4.74% in 3Q05) charged on the net debt as well as accrual of non-recurring expenses of interests on due taxes.

In the comparison between 3Q05 and 3Q04, Tele Leste recorded an increase in its net financial expenses in the amount of R$ 12.3 million, which was mainly caused by the increase in net debt (increase of R$ 94 million) as well as by the increase in the interest rate for the period (actual CDI of 3.86% in 3Q04 against 4.74% in 3Q05) assessed on its debt, in addition to recording in 3Q05 the above mentioned non-recurring expense .

Net Result	The loss in the period was R$ 20.4 million .

LOANS AND FINANCING - TLE
	Sep-30-05	Jun-30-05
	Nominated
	US$	US$
Lenders (R$ million)
Financial institutions	262.5	261.1
Suppliers	0.8	0.8
Total	263.3	261.9
Exchange rate used	22.222	23.504

Payment schedule - Long Term
2008	116.6
Total	116.6

NET DEBT - TLE
	Sep-30-05	Jun-30-05
Short Term	146.7	138.5
Long Term	116.6	123.4
Total debt	263.3	261.9
Cash and cash equivalents	(28.6)	(21.7)
Derivatives	89.6	73.7
Net Debt	324.3	313.9

Indebtedness

On September 30, 2005, Tele Leste's debts related to loans and financings amounted to R$ 263.3 million (R$ 261.9 million on June 30, 2005), 100% of which is nominated in US Dollar. The Company has signed exchange rate hedging contracts thus protecting 100% of its debt against foreign exchange volatility, so that the final cost (debt and swap) is reais-referenced. This debt was offset by cash and financial investments (R$ 28.6 million) and by derivative assets and liabilities (R$ 89.6 million payable) resulting in a net debt of R$ 324.3 million, a 3.3% increase in relation to June 2005.

The increase in the net debt in relation to June 2005 is due to the increase in the effective CDI in the period (4.56% in 2Q05 against 4.74% in 3Q05), assessed on the net debt of the company.

CAPEX - TLE
				Accum
	3 Q 05	2 Q 05	3 Q 04	2005	2004
Network	7.9	15.3	40.1	35.4	46.8
Technology / Information System	0.7	0.9	1.0	2.0	1.1
Other	7.5	9.9	7.1	25.6	15.4
Total	16.1	26.1	48.2	63.0	63.3
% Net Revenues	11.4%	17.5%	39.8%	15.0%	18.0%

Capital Expenditures (Capex)

Capex effected in the quarter totaled R$ 16.1 million due to the following factors: (i) consolidation and rationalization of the information systems, especially the customer care ; and (ii) continued quality and expansion of the coverage provided by the company in order to meet the growth of the customer base .

Operating Cashflow

The operating cash flow recorded R$ 12.4 million in the quarter and R$ 17.4 million in the accumulated total for the year, evidencing that Tele Leste has generated funds from its operations to implement its capital expenditures program.

Capital Market

In 3Q05, the value of TLE's common shares (ON) and preferred shares (PN) dropped 16.1% and 22.2%, respectively, while the Bovespa (São Paulo Stock Exchange) index rose 26.1%. From July to September 2005, the Company's PN shares were traded in 100% of the trading sessions, with an average daily trading volume of R$ 490 thousand. By the end of 3Q05, ON and PN shares were traded at R$ 13.85 and R$ 14.78, respectively.

The price of TLE's level II ADRs dropped by 17.2% in the quarter, in face of a 2.9% decrease in the Dow Jones index. The closing price of TLE's ADRs for the quarter was US$ 6.58

Capital Increase

On July 29, 2005, the Board of Directors of Tele Leste approved an increase in the capital stock as a result of a corporate restructuring process, which occurred in three stages from October to November 2000, involving the company and its controlled and controlling companies. The amortization of the premium resulting from such process resulted in 2004 in a tax benefit of four hundred and eighty-nine thousand, seven hundred and thirty-three reais and fifty-six cents (R$ 489,733.56), upon issuance of 31,915 new common shares, thus ensuring the preemptive right provided for in article 171 of Law nº 6404/76. The issue price of fifteen reais and thirty-five cents (R$ 15.35) per common share corresponds to 90% of the weighted average of the main market prices of the 30 trading sessions of Bovespa, in the period from May 13 to and including June 24, 2005. The period for exercise of the preemptive right occurred from June 29, 2005 until July 28, 2005.

Social Responsibility

•  Instituto Vivo celebrates one year of existence. In celebration for the first year of activities, having acted in 86% of the domestic territory, Instituto Vivo has already benefited more than 300 thousand people within its coverage area, through projects in partnership with large institutions, both of the third sector and public institutions, totaling 37 initiatives, of which 26 focus on Education and Environment.

•  Instituto Vivo was awarded in August the Citizenship Prize of Anuário Telecom 2005 for two projects that were outstanding due to their contribution to the community – Programa Vivo Voluntário , in the Social Action category, and SuperAção Jovem , developed by the Ayrton Senna Institute, in the Education category.

•  Instituto Vivo supports and takes part in Ibama's Environmental Education Course. With the support from Vivo Institute, the coordination of Ibama's Environmental Education – Brazilian Environment and Renewable Hydric Resources Institute, carried out in August, in Rio de Janeiro , the XX Course of Introduction to Education in Environmental Management Process. The purpose of the course is to provide technical staff of Ibama and of other partner institutions, among them Instituto Vivo, with capacity for collectively acting in environmental management actions.

Main Prizes, Awards and Events

•  VIVO was awarded in August, for the third consecutive year, in São Paulo , the TOP de RH ADVB 2005 prize, with the case entitled "Vivo learning – Initiative for Evaluating, Determination for Growing". The program is divided into 12 and 24 hour modules and is designed for developing Vivo Competences and enhancing the knowledge of the cooperating parties about the business.

•  Vivo is the most dependable brand for Brazilians for the second year. In the 4 th edition of the "Dependable Brands" research, conducted by Revista Seleções, Vivo is the most dependable brand in the category of cellular telephone operator, according to readers, with 38.9% of the votes.

•  Vivo launches "Vivo Ideal". All Vivo regional companies (except for RJ/ES, which will offer the service as from December) now have a new services plan in place. Vivo Ideal is a self-adjustable postpaid plan focused on high potential and variable consumption customers. Upon subscribing to this service plan, the customer is always placed in that minutes range which is most adequate to his consumption in that month. Minimum consumption is 150 minutes and as from this range, there are other 4 consumption ranges, which always ensure savings to the customer. Vivo Ideal is a product that reinforces the concept that "only the company which has the largest cellular community in Brazil has a plan for each customer", in addition to supplementing Vivo's portfolio, making it more competitive and bringing as major benefit the possibility of adapting the plan to the customer's profile.

BALANCE SHEET - TLE
R$ million
ASSETS	Sep 30. 05	Jun 30. 05

Current Assets	263.3	261.2
Cash and banks	3.1	3.0
Temporary cash investments	25.6	18.7
Net accounts receivable	137.3	136.2
Inventory	30.2	28.9
Advances to suppliers	5.9	5.4
Deferred and recoverable taxes	42.5	43.2
Prepaid Expenses	12.7	16.3
Other current assets	6.0	9.5

Long Term Assets	226.3	226.4
Derivatives transactions	0.0	0.4
Deferred and recoverable taxes	210.0	209.5
Prepaid Expenses	1.4	1.9
Other long term assets	14.9	14.6

Permanent Assets	370.2	382.0
Plant, property and equipment	369.9	381.6
Deferred assets	0.3	0.4

Total Assets	859.8	869.6

LIABILITIES

Current Liabilities	372.9	367.1
Personnel, tax and benefits	6.8	5.3
Suppliers and Consignment	109.2	123.7
Taxes, fees and contributions	21.9	21.3
Interest on own capital	0.4	0.5
Loans and financing	146.7	138.5
Contingencies provision	10.2	9.5
Derivatives transactions	53.9	48.1
Other current liabilities	23.8	20.2

Long Term Liabilities	166.8	162.0
Loans and financing	116.6	123.4
Contingencies provision	8.3	7.3
Derivatives transactions	35.7	26.0
Other long term liabilities	6.2	5.3

Shareholder's Equity	320.0	340.4

Funds for capitalization	0.1	0.1

Total Liabilities	859.8	869.6

INCOME STATEMENTS - TLE
	According to Corporate Law
						Acumulado em:
R$ million	3 Q 05	2 Q 05%		3 Q 04%		2005	2004	%
Gross Revenues	206.2	221.9	-7.1%	177.6	16.1%	618.3	504.1	22.7%
Gross service revenues	160.4	155.4	3.2%	141.0	13.8%	472.4	400.8	17.9%
Deductions – Taxes and others	(39.9)	(38.0)	5.0%	(32.9)	21.3%	(115.4)	(90.2)	27.9%
Gross handset revenues	45.8	66.5	-31.1%	36.6	25.1%	145.9	103.3	41.2%
Deductions – Taxes and others	(25.1)	(34.4)	-27.0%	(23.5)	6.8%	(84.2)	(62.3)	35.2%

Net Revenues	141.2	149.5	-5.6%	121.2	16.5%	418.7	351.6	19.1%
Net service revenues	120.4	117.4	2.6%	108.1	11.4%	356.9	310.6	14.9%
Subscription and Usage	68.7	61.1	12.4%	55.1	24.7%	191.5	153.2	25.0%
Network usage	48.1	50.8	-5.3%	47.7	0.8%	150.6	142.8	5.5%
Other services	3.6	5.5	-34.5%	5.3	-32.1%	14.8	14.6	1.4%
Net handset revenues	20.8	32.1	-35.2%	13.1	58.8%	61.8	41.0	50.7%

Operating Costs	(112.7)	(133.4)	-15.5%	(92.9)	21.3%	(338.3)	(271.5)	24.6%
Personnel	(8.5)	(8.2)	3.7%	(8.6)	-1.2%	(25.6)	(23.7)	8.0%
Cost of services rendered	(26.5)	(24.8)	6.9%	(21.2)	25.0%	(73.7)	(63.4)	16.2%
Leased lines	(7.9)	(5.3)	49.1%	(4.8)	64.6%	(18.9)	(14.7)	28.6%
Interconnection	(3.4)	(4.5)	-24.4%	(4.0)	-15.0%	(11.5)	(12.5)	-8.0%
Rent/Insurance/Condominium fees	(4.0)	(3.8)	5.3%	(2.8)	42.9%	(10.4)	(8.9)	16.9%
Fistel and other taxes and contributions	(6.1)	(6.0)	1.7%	(5.4)	13.0%	(17.8)	(15.3)	16.3%
Third-party services	(4.9)	(5.1)	-3.9%	(4.2)	16.7%	(14.7)	(11.9)	23.5%
Others	(0.2)	(0.1)	100.0%	0.0	n.a.	(0.4)	(0.1)	300.0%
Cost of handsets	(29.8)	(52.9)	-43.7%	(25.7)	16.0%	(102.5)	(81.9)	25.2%
Selling expenses	(33.6)	(40.5)	-17.0%	(27.0)	24.4%	(106.9)	(75.6)	41.4%
Provision for bad debt	(5.2)	(6.1)	-14.8%	(3.1)	67.7%	(14.7)	(9.0)	63.3%
Third-party services	(24.3)	(32.6)	-25.5%	(21.9)	11.0%	(83.0)	(58.7)	41.4%
Others	(4.1)	(1.8)	127.8%	(2.0)	105.0%	(9.2)	(7.9)	16.5%
General & administrative expenses	(11.1)	(7.5)	48.0%	(7.9)	40.5%	(25.2)	(22.7)	11.0%
Other operating revenue (expenses)	(3.2)	0.5	n.a.	(2.5)	28.0%	(4.4)	(4.2)	4.8%

EBITDA	28.5	16.1	77.0%	28.3	0.7%	80.4	80.1	0.4%
Margin %	20.2%	10.8%	9.4 p.p.	23.3%	-3.1 p.p.	19.2%	22.8%	-3.6 p.p.

Depreciation and Amortization	(28.3)	(27.8)	1.8%	(26.2)	8.0%	(84.4)	(82.7)	2.1%

EBIT	0.2	(11.7)	n.a.	2.1	-90.5%	(4.0)	(2.6)	53.8%

Net Financial Income	(18.4)	(15.3)	20.3%	(6.1)	201.6%	(44.7)	(14.5)	208.3%
Financial Revenues	17.9	39.1	-54.2%	23.3	-23.2%	60.4	27.7	118.1%
Exchange rate variation / Monetary variation	16.5	37.4	-55.9%	22.5	-26.7%	54.7	25.7	112.8%
Other financial revenues	1.4	1.7	-17.6%	0.9	55.6%	5.8	4.1	41.5%
(-) Pis/Cofins taxes on financial revenues	0.0	0.0	n.a.	(0.1)	n.a.	(0.1)	(2.1)	-95.2%
Financial Expenses	(36.3)	(54.4)	-33.3%	(29.4)	23.5%	(105.1)	(42.2)	149.1%
Exchange rate variation / Monetary variation	(0.2)	1.4	n.a.	0.2	n.a.	(0.7)	(18.8)	-96.3%
Other financial expenses	(6.9)	(3.8)	81.6%	(4.1)	68.3%	(14.9)	(11.2)	33.0%
Gains (Losses) with derivatives transactions	(29.2)	(52.0)	-43.8%	(25.5)	14.5%	(89.5)	(12.2)	633.6%
Non-operating revenue/expenses	0.0	(0.1)	n.a.	0.1	n.a.	0.2	(0.5)	n.a.
Taxes	(2.2)	(1.2)	83.3%	(1.8)	22.2%	(6.0)	(4.7)	27.7%
Net Income	(20.4)	(28.3)	-27.9%	(5.7)	257.9%	(54.5)	(22.3)	144.4%

VIVO – Investor Relations
Charles E. Allen Adriana Rio Costa Godinho Ana Beatriz Batalha Antonio Sergio M. Botega Janaina São Felicio	Mara Boaventura Dias Maria Ednéia Pinto Pedro Gomes de Souza
Phone: +55 11 5105-1172 Email: ir@vivo.com.br Information available at the website: http:// www .vivo.com.br/ir

This press release contains forecasts of future events. Such statements are not statements of historical fact, and merely reflect the expectations of the company's management. The terms "anticipates," "believes," "estimates," "expects," "forecasts," "intends," "plans," "projects", "aims" and similar terms are intended to identify these statements, which obviously involve risks or uncertainties which may or may not be foreseen by the company. Accordingly, the future results of operations of the Company may differ from its current expectations, and the reader should not rely exclusively on the positions taken herein. These forecasts speak only of the date they are made, and the company does not undertake any obligation to update them in light of new information or future developments.

GLOSSARY

Financial Terms:

CAPEX – Capital Expenditure.

Current Capital (Short-term capital) = Current assets – Current liabilities.

Working capital = Current Capital – Net Debt.

Net debt = Gross debt – cash – financial investments – securities – asset from derivative transactions + liability from derivative transactions.

Net Debt / EBITDA – Index which evaluates the Company's ability to pay its debt with the generation of operating cash within a one-year period.

EBIT – Earnings before interest and taxes.

EBITDA – Earnings result before interest. taxes. depreciation and amortization .

Indebtedness = Net Debt / (Net Debt + NE) – Index which measures the Company's financial leverage.

Operating Cash Flow = EBITDA – CAPEX.

EBITDA Margin = EBITDA / Net Operating Revenue.

PDD – Provision for bad debt. A concept in accounting that measures the provision made for accounts receivable overdue for more than 90 days.

NE – Shareholders' Equity.

Subsidy = (net revenue from goods – cost of goods sold + discounts given by suppliers) / gross additions.

Technology and Services

1xRTT – (1x Radio Transmission Technology) – It is the CDMA 2000 1x technology which, pursuant to the ITU (International Telecommunication Union). and in accordance with the IMT-2000 rules is considered 3G (third generation) Technology.

CDMA – (C ode Division Multiple Access ) – Wireless interface technology for cellular networks based on spectral spreading of the radio signal and channel division by code domain.

CDMA 2000 1xEV-DO – 3rd Generation access technology with data transmission speed of up to 2.4 Megabits per second.

CSP – Carrier Selection Code.

SMP – Personal Mobile Services.

SMS – Short Message Service – Short text message service for cellular handsets. allowing customers to send and receive alphanumerical messages.

WAP – Wireless Application Protocol is an open and standardized protocol started in 1997 which allows access to Internet servers through specific equipment. a WAP Gateway at the carrier. and WAP browsers in customers' handsets. WAP supports a specific language (WML) and specific applications (WML script ).

ZAP – A service which allows quick wireless access to the Internet through a computer, notebook or palmtop, using the CDMA 1xRTT technology.

Operating indicators:

Gross additions – Total of customers acquired in the period.

Net additions = Gross Additions – number of customers disconnected.

ARPU (Average Revenue per User) – net revenue from services per month / monthly average of customers in the period.

Postpaid ARPU – ARPU of postpaid service users.

Prepaid ARPU – ARPU of prepaid service users.

Blended ARPU – ARPU of the total customer base (contract + prepaid).

Entry Barrier – Value of the least expensive phone offered.

Customers – Number of wireless lines in service.

Churn rate = percentage of the disconnections from customer base during the period or the number of customers disconnected in the period / ((customers at the beginning of the period + customers at the end of the period) / 2).

Market share = Company's total number of customers / number of customers in its operating area.

Market share of net additions : participation of estimated net additions in the operating area.

MOU (minutes of use) – monthly average. in minutes. of traffic per customer = (Total number of outgoing minutes + incoming minutes) / monthly average of customers in the period.

Postpaid MOU – MOU of postpaid service users.

Prepaid MOU – MOU of prepaid service users.

Market penetration = Company's total number of customers + estimated number of customers of competitors) / each 100 inhabitants in the Company's operating area.

Productivity = number of customers / permanent employees.

Right planning programs – Customer profile adequacy plans

SAC – cost of acquisition per customer = (70% marketing expenses + costs of the distribution network + handset subsidies) / gross additions.

SAC – acquisition cost per customer = (70% marketing expenses + distribution network costs + handsets subsidy) / gross additions.

VC – Communication values per minute.

VC1 – Communication values for calls in the same area of the subscriber.

VC2 – Communication values for Calls posted outside the area code and inside the State.

VC3 – Communication values for Calls outside the State.

VU -M – Value of mobile use of the Cellular Operator network which the Fixed Telephone Operator pays for a call from a Fixed Phone to a Mobile Phone (interconnection fee).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 31, 2005

TELE LESTE CELULAR PARTICIPAÇÕES S.A.

By:	/S/ Paulo Cesar Pereira Teixeira
Paulo Cesar Pereira Teixeira Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.